EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended
	June 30,
	2008	2007
Earnings per common share - basic
Net income	$686	$1,143

Weighted average common shares outstanding	2,479,328	2,505,371

Earnings per common share	$0.28	$0.46

Earnings per common share – diluted
Net income	$686	$1,143

Weighted average common shares outstanding – basic	2,479,328	2,505,371
Effect of dilutive securities - stock options and unvested restricted stock	37,730	75,794
Weighted average shares outstanding – diluted	2,517,058	2,581,165

Earnings per common share	$0.27	$0.44